EXHIBIT 99.2

TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the distribution of common shares of Scorpio Tankers Inc. This discussion does not purport to deal with the tax consequences of the distribution of Scorpio Tankers Inc. common stock to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of Scorpio Bulkers Inc. common stock or Scorpio Tankers Inc. common stock, may be subject to special rules. This discussion deals only with holders who acquire Scorpio Tankers Inc. common stock in the distribution described herein and hold such common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state or local or non-U.S. law of the distribution and the ownership of Scorpio Tankers Inc. common stock.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the distribution of Scorpio Tankers Inc. common stock. Under current Marshall Islands law, no Marshall Islands withholding tax or income tax will be imposed upon a non-Marshall Islands resident holder of Scorpio Bulkers Inc. common stock as a result of the receipt of Scorpio Tankers Inc. common stock in the partial spin-off.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the U.S. counsel of Scorpio Bulkers Inc., the following are the material U.S. federal income tax consequences of the distribution of common shares of Scorpio Tankers Inc. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

As used herein, the term “U.S. Holder” means a beneficial owner of the common stock of Scorpio Bulkers Inc. that is an individual U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds common stock of Scorpio Bulkers Inc., the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common stock, you are encouraged to consult your tax advisor.

Taxation of the Distribution to U.S. Holders

The distribution of Scorpio Tankers Inc. common shares or cash in lieu of partial common shares will be characterized as a taxable dividend for U.S. federal income tax purposes to the extent of Scorpio Bulkers Inc.’s current or accumulated earnings and profits. Scorpio Bulkers Inc. will not know its current earnings and profits until the end of 2019. To the extent that the aggregate value of the Scorpio Tankers Inc. common shares being distributed is more than Scorpio Bulker Inc.’s current and accumulated earnings and profits, the distribution of Scorpio Tankers Inc.’s common shares will be treated as a tax-free return of capital to the extent of a U.S. Holder’s basis in his or her Scorpio Bulkers Inc. shares, reducing such basis on a dollar-for-dollar basis, and thereafter as capital gain. The amount of the distribution for such tax purposes will be equal to the sum of (x) the fair market value of Scorpio Tankers Inc. common shares received by a U.S. Holder and (y) any cash payment in lieu of fractional shares paid to a U.S. Holder. You should treat the date of distribution as the date of the dividend.

A U.S. Holder’s basis for federal income tax purposes in the Scorpio Tankers Inc. common shares received in the partial spin-off will be equal to the fair market value of such shares on the date of the partial spin-off. A U.S. Holder’s holding period for federal income tax purposes in the Scorpio Tankers Inc. common shares will begin on the day of the partial spin-off.

The distribution of Scorpio Tankers Inc. common shares or cash in lieu thereof to a U.S. Holder who is an individual, trust or estate (a “U.S. Individual Holder”) may be treated as “qualified dividend income” taxable at a maximum rate of 20% to such holder if the U.S. Individual Holder has held his or her Scorpio Bulkers Inc. common shares on which the distribution is made for more than 60 days during the 121-day period beginning 60 days before the distribution becomes ex-dividend.

The distribution of Scorpio Tankers Inc. common shares or cash in lieu thereof will be treated as ordinary income to a U.S. Holder if such distribution is not treated as “qualified dividend income.”

U.S. Federal Income Taxation of the Distribution of Scorpio Tankers Inc. Common Shares to Non-U.S. Holders

A beneficial owner of the common stock of Scorpio Bulkers Inc. (other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on the receipt of Scorpio Tankers Inc. common shares or cash in lieu of partial common shares, unless the distribution is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Taxation of Scorpio Tankers Inc. and Consequences to Holders of Owning Scorpio Tankers Inc. Common Shares

For a description of the taxation of Scorpio Tankers Inc. and a discussion of material U.S. federal income tax considerations of owning common shares of Scorpio Tankers Inc., see the section titled “Taxation” in the Form 20-F for the financial year ended December 31, 2018 filed by Scorpio Tankers Inc. on March 20, 2019.

Backup Withholding and Information Reporting
In general, dividend payments, or other taxable distributions, made within the United States to shareholders will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if the shareholder is a non-corporate U.S. Holder and if the shareholder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or dividends required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, shareholders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed a shareholder’s U.S. federal income tax liability by timely filing a refund claim with the IRS.